Exhibit 99.1

Cheetah Mobile to Acquire Controlling Stake in UFACTORY to Accelerate Its Robotics Commercialization Strategy

BEIJING, July 28, 2025 - Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced that one of its majority-owned subsidiaries has signed a definitive agreement to acquire an equity interest of 60.8% in Shenzhen UFACTORY Technology Co., Ltd. (“UFACTORY”), a leading provider of lightweight robotic arms, for a total consideration of approximately RMB99.5 million. Prior to the transaction, another wholly-owned subsidiary of Cheetah Mobile already held 19.2% of UFACTORY’s total equity interest. Following the transaction, the two subsidiaries will collectively hold approximately 80.0% of UFACTORY’s total equity interest, representing Cheetah Mobile’s ultimate beneficial ownership in UFACTORY of approximately 75.8%.

The transaction has been approved by the Company’s board of directors and audit committee and is expected to close in the third quarter of 2025, subject to customary closing conditions.

Mr. Sheng Fu, Cheetah Mobile's Chairman and Chief Executive Officer, commented, “We’re excited to deepen our investment in UFACTORY, a fast-growing leader in collaborative robotics. With its robust technology stack and lean go-to-market approach, UFACTORY is an ideal partner to support our next stage of growth in AI and robotics. With this acquisition, we’re strengthening our product portfolio to help our service robots operate across more physical environments and tasks. This marks a significant step forward in our mission to deliver smarter, more adaptable robotics solutions to global markets.”

Mr. Thomas Ren, Cheetah Mobile’s Director and Chief Financial Officer, commented: “We will fund the acquisition with our cash reserves. As of March 31, 2025, we held over USD230 million in net cash, giving us ample flexibility to pursue strategic investments that have the potential to deliver sustainable shareholder value.”

About UFACTORY

UFACTORY is a leading provider of lightweight collaborative robotic arms - designed to safely work alongside humans in shared environments. Under the brand “UFACTORY xArm”, the company is one of the few robotic arm providers generating net profits and substantial revenue from overseas markets, having achieved sustained growth over the past years.

Backed by proprietary full-stack robotics technologies, UFACTORY offers a diverse portfolio of five-, six-, and seven-axis robotic arms and robotic accessories. UFACTORY’s developer-friendly design makes its robotic arms and accessories highly adaptable across different use cases, empowering customers with flexibility and ease of deployment.

UFACTORY has built a loyal, global customer base with increasing revenues from international markets.

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile's growth strategies; Cheetah Mobile's ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile's ability to monetize its platform; Cheetah Mobile's future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile's revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile's filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com